

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Larry Finger
Principal Financial Officer
Copper Property CTL Pass Through Trust
3 Second Street, Suite 206
Jersey City, NJ 07311

> **Re: Copper Property CTL Pass Through Trust**
> **Form 10-12G**
> **Filed December 29, 2020**
> **File No. 000-56236**

Dear Mr. Finger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction